Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On January 25, 2013, Shinhan Financial Group (hereafter SFG) disclosed that the number of shares owned by its largest shareholder, Korea’s National Pension Service (hereafter NPS), had decreased from 34,829,793 shares of common stock (representing 7.34% equity stake) to 34,506,886 shares of common stock (representing 7.28% equity stake).

In addition, SFG disclosed that, as of December 31, 2012, NPS holds 2,000,000 or 18.02% of series 12 redeemable preferred shares which SFG issued in April 2011 and do not carry voting rights.

This disclosure is based on the results of shareholder registry closing as of December 31, 2012 to identify entitled shareholders to exercise voting rights at the Annual General Shareholders meeting and receive dividends for fiscal year 2012.